Exhibit 99.1

XELR8 HOLDINGS GROWS DIRECT SELLING NETWORK

TO 2,413 DISTRIBUTORS IN APRIL

Denver, CO – (PR NEWSWIRE) – May 9, 2006 – VitaCube Systems Holdings, Inc., d/b/a/ XELR8 Holdings, Inc. (AMEX:PRH), a provider of functional foods, beverages and nutritional supplements, today reported that the number of distributors comprising its national direct selling network grew 7% in April, increasing to a total of 2,413 distributors – up from 2,255 in March and 2,038 in February. As previously disclosed, the Company’s strategy for achieving and maintaining profitability provides for building its direct selling network to over 6,500 distributors in 12-18 months.

“Through continued expansion of our national direct selling network, XELR8 is building notable brand awareness and gaining sales momentum,” stated Earnest Mathis, Chairman and CEO of XELR8 Holdings. “We are very excited about the growth trend we are experiencing. To help perpetuate and enhance this growth well into the foreseeable future, XELR8 is continuing to execute exciting recruiting and marketing strategies to compel entrepreneurial-minded individuals to join our fast growing team.”

About XELR8 Holdings, Inc.

VitaCube Systems Holdings, Inc., d/b/a/ XELR8 Holdings, Inc., is a provider of nutritional foods and beverages designed to help enhance physical health and overall performance. XELR8 has developed a comprehensive line of nutritional supplements and functional foods designed in systems that are easy to take, simple to understand, and conveniently fit within a lifestyle. XELR8’s commitment to quality, science, and research has earned them a loyal following of over 350 world-class athletes and an elite list of endorsers, such as five-time Cy Young Award Winner Randy Johnson; Super Bowl Champions Mike Alstott, Lawyer Milloy and Head Coach Mike Shanahan; professional football superstar Cadillac Williams; Olympians Briana Scurry and Caroline Lalive; Stanley Cup Winner Blake Sloan; and PGA Tour Professional Tom Pernice, Jr. XELR8 products are only available through independent distributors located throughout the nation. For more information about XELR8, please visit www.xelr8.com.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including prospects for XELR8’s distribution network. Actual results may differ from those discussed in such forward-looking statements. These forward looking statements include risks and uncertainties that include the Company’s ability to attract and retain distributors; changes in demand for the Company’s products; changes in the level of operating expenses; changes in general economic conditions that impact consumer behavior and spending; product supply; the availability, amount, and cost of capital for the Company; and the Company’s use of such capital. More information about factors that potentially could affect the Company’s financial results is included in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-KSB for the year ended December 31, 2005 and all subsequent filings. Certain statements in this release regarding the Company’s agreements are in accordance with the guidelines established by the Federal Trade Commission for endorsements in advertising.

Company Contacts:	VitaCube d/b/a XELR8 Holdings, Inc.	Elite Financial Communications Group, LLC
	Earnest Mathis, CEO	Dodi Handy, President and CEO
	(303) 316-8577, x228	407-585-1080
	emathis@xelr8.com	prh@efcg.net